

Mail Stop 3720

June 2, 2017

David B. Potts
Executive Vice President, Chief Financial Officer and Chief Accounting Officer
ARRIS International plc
3871 Lakefield Drive
Suwanee, GA   30024

> **Re: ARRIS International plc**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed March 1, 2017**
> **File No. 1-37672**

Dear Mr. Potts:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Carlos Pacho

Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 – Telecommunications